Exhibit 3.1

CERTIFICATE OF DESIGNATION OF SERIES E REDEEMABLE PERPETUAL PREFERRED STOCK OF MONOGRAM TECHNOLOGIES INC.

Monogram Technologies Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), and pursuant to the provisions of Section 151 of the Delaware General Corporation Law, the Board of Directors of the Corporation duly adopted the following resolution on July 11, 2025:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors hereby establishes a series of Preferred Stock, par value $0.001 per share, and designates the number, powers, preferences, and rights, and the qualifications, limitations, and restrictions thereof as follows:

1. Designation and Number.

The series of preferred stock shall be designated as the “Series E Redeemable Perpetual Preferred Stock” (the “Series E Preferred Stock”). The number of authorized shares of Series E Preferred Stock shall be 35,000.

2. Rank.

The Series E Preferred Stock shall rank (i) senior to the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), (ii) junior to any future senior securities, and (iii) pari passu to the Corporation’s 8.00% Series D Convertible Cumulative Preferred Stock (the “Series D Preferred Stock”), with respect to the payment of amounts upon any liquidation, dissolution, or winding up of the Corporation.

3. Dividends.

(a)       Prior to July 1, 2026, holders of Series E Preferred Stock shall not be entitled to receive any dividends, and no dividends shall accrue on the Series E Preferred Stock.

(b)       Beginning on July 1, 2026, dividends on all issued and outstanding shares of Series E Preferred Stock will be cumulative, and holders of the Series E Preferred Stock will be entitled to receive such cumulative dividends in an amount equivalent to the annual rate of ten percent (10.00%) of the Liquidation Preference per share described in Section 4 hereof (the “Accruing Dividends”). Dividends on shares of the Corporation’s Series E Preferred Stock will continue to accrue even if any of the Corporation’s agreements prohibit the current payment of dividends, or the Corporation does not have earnings. Dividends may be paid in cash or in kind in the form of Series E Preferred Stock of the Corporation, at the Corporation’s discretion. The number of shares of Series E Preferred Stock of dividends being paid in kind shall be equal to the quotient of (x) the amount of such Accrued Dividends and (y) the Liquidation Preference per share of the Series E Preferred Stock, with fractional shares rounded up. Such Accruing Dividends are to be paid quarterly (including for any partial quarters) on the last day (as defined below) of each calendar quarter beginning in the quarter commencing on July 1, 2026, according to the wiring instructions provided by the holder.

(c)       Dividends on the Series E Preferred Stock shall accrue daily and be cumulative from, and including, July 1, 2026 and shall be payable quarterly on the 30th day of each September, December, March, and June (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. Any dividend payable on the Series E Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months.

(d)       Unless full cumulative dividends on the Series E Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods, no dividends (other than in shares of Common Stock or in shares of any series of preferred stock that the Corporation may issue ranking junior to the Series E Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment.

(e)       Holders of Series E Preferred Stock shall not be entitled to any dividend in excess of all accumulated accrued and unpaid dividends on the Series E Preferred Stock as described in this Section 3. Any dividend payment made on the Series E Preferred Stock shall first be credited against the earliest accumulated accrued and unpaid dividend due with respect to such shares which remains payable at the time of such payment.

4. Liquidation Preference.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, before any distribution or payment is made to holders of Common Stock or any other class or series of stock ranking junior to the Series E Preferred Stock with respect to liquidation rights but following distribution or payment to any class or series of stock ranking senior to the Series E Preferred Stock with respect to liquidation rights, each holder of Series E Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders, an amount equal to $100 per share (the “Liquidation Preference”), plus any accrued but unpaid dividends, if any and no more. “Deemed Liquidation Event” means (a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation. For the avoidance of doubt, in connection with a merger or consolidation that is a Deemed Liquidation Event pursuant to subsection (a)(i) of the definition of Deemed Liquidation Event, and subject to the distribution or payment to any class or series of stock ranking senior to the Series E Preferred Stock with respect to liquidation rights, the agreement or plan of merger or consolidation for such transaction shall provide that the shares of Series E Preferred Stock outstanding immediately prior to the effective time of such transaction shall be converted into the right to receive the Liquidation Preference, plus any accrued but unpaid dividends, if any.

5. Voting Rights.

Except as otherwise required by the Delaware General Corporation Law or expressly provided in this Certificate of Designation, the holders of Series E Preferred Stock shall not be entitled to vote on any matter submitted to a vote of the stockholders of the Corporation.

6. Mandatory Redemption.

(a) Redemption Event.

Upon the occurrence of any of the following events (each, a “Redemption Event”), the Corporation shall redeem all outstanding shares of Series E Preferred Stock within 10 business days of the occurrence of such event, for cash in an amount per share equal to the Liquidation Preference plus any accrued but unpaid dividends:

(i) the Corporation consummates one or more offerings of securities in the form of equity, debt, or hybrid securities resulting in gross cash proceeds to the Corporation (before underwriting discounts, commissions and expenses) of at least $25,000,000 in the aggregate since the date of the initial issuance of Series E Preferred Stock; or

(ii) any person or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) becomes a “beneficial owner” (as defined in Rule 13d-3 under such Act), directly or indirectly, of securities of the Corporation representing 40% or more of the combined voting power of the Corporation’s then outstanding securities entitled to vote generally in the election of directors (other than any transaction constituting a Deemed Liquidation Event, which shall not trigger a Redemption Event, but shall instead be treated in accordance with Section 4).

(b) Redemption Procedure.

Upon the occurrence of a Redemption Event, the Corporation shall promptly provide written notice thereof to each holder of record of Series E Preferred Stock. The notice shall state (i) the date of the Redemption Event, (ii) the per share redemption price, (iii) the Redemption Date (which shall be not more than 10 business days from the Redemption Event), and (iv) the place or method for surrendering certificates, if any.

Each holder of Series E Preferred Stock shall be required to surrender the certificates, if any, representing such shares to the Corporation (or comply with applicable procedures if uncertificated) in exchange for payment of the redemption price.

(c) Partial Redemption from Intermediate Capital Raises.

In addition to the mandatory redemption obligations set forth in Section 6(a), in the event that the Corporation consummates one or more offerings of securities from and after the date of the initial issuance of Series E Preferred Stock in the form of equity, debt, or hybrid securities resulting in aggregate gross cash proceeds to the Corporation (before underwriting discounts, commissions and expenses) in excess of $10,000,000 but less than $25,000,000 (such excess, the “Intermediate Capital Amount”), the Corporation shall, within ten (10) business days of the closing of each such offering (or, if multiple offerings are aggregated for this purpose, within ten (10) business days of the offering that causes total gross proceeds to exceed $10,000,000 and any future such offering), use fifteen percent (15%) of the Intermediate Capital Amount to redeem, on a pro rata basis among all holders of Series E Preferred Stock, outstanding shares of Series E Preferred Stock for cash at a per share amount equal to the Liquidation Preference plus any accrued but unpaid dividends.

Any redemption pursuant to this Section 6(c) shall be applied only to the portion of capital raised between $10,000,001 and $24,999,999, and shall not affect or diminish the Corporation’s obligations under Section 6(a)(i) to redeem all outstanding shares of Series E Preferred Stock upon the occurrence of a Redemption Event resulting from capital raised of $25,000,000 or more.

The Corporation shall provide notice to each holder of Series E Preferred Stock of any redemption pursuant to this Section 6(c), which notice shall specify (i) the aggregate Intermediate Capital Amount received, (ii) the aggregate amount to be applied to redemptions, (iii) the per share redemption price, (iv) the number of shares to be redeemed from such holder, and (v) the date of such redemption (which shall be not more than 10 business days from the applicable offering(s)). Holders shall surrender their certificates, if any, or follow applicable uncertificated share procedures in exchange for payment of the redemption amount.

7. Optional Conversion.

a.	Conversion Right. At any time on or after July 1, 2026, each share of Series E Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into fully paid and non-assessable shares of Common Stock of the Corporation, subject to the terms and conditions set forth herein.

b.	Conversion Procedure. To convert shares of Series E Preferred Stock, the holder shall deliver to the Corporation a written notice of conversion (a “Notice of Conversion”) stating it wishes to convert the Series E Preferred Stock. The date on which such Notice of Conversion is deemed delivered shall be referred to herein as the “Conversion Date.” The Corporation shall, within 5 business days of the Conversion Date, issue and deliver to the holder a certificate or book-entry statement representing the number of shares of Common Stock issuable upon conversion, in accordance with clause (iii) below.

c.	Conversion Rate. The number of shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to:

(1)	the Liquidation Preference of such share of Series E Preferred Stock plus all accrued but unpaid dividends, if any, divided by

(2)	the VWAP of the Common Stock for the 20 consecutive Trading Days immediately preceding the Conversion Date.

d.	Definitions. As used herein:

“VWAP” means, for any trading day, the volume weighted average price per share of the Common Stock on The Nasdaq Stock Market (or such other principal exchange or trading market on which the Common Stock is then listed or quoted) as reported by Bloomberg (or any successor or replacement service reasonably acceptable to the Corporation) for such trading day.

“Trading Day” means a day on which The Nasdaq Stock Market (or such other applicable trading market or exchange) is open for trading.

e.	Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion. In lieu of any fractional share, the Corporation shall pay cash equal to such fraction multiplied by the VWAP used to determine the applicable Conversion Rate.

f.	Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, solely for issuance upon conversion of the Preferred Stock, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all outstanding shares of Series E Preferred Stock

8. Protective Provisions.

So long as any shares of Series E Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the prior written consent of the holders of a majority of the then-outstanding shares of Series E Preferred Stock, voting as a separate class:

(a) Amend Charter or Rights.

Amend, alter, or repeal any provision of the Certificate of Incorporation or this Certificate of Designation in a manner that would materially and adversely alter or change the rights, preferences, privileges, or restrictions of the Series E Preferred Stock.

(b) Create Senior Securities.

Create, authorize, or issue any class or series of capital stock that ranks senior to the Series E Preferred Stock with respect to rights on liquidation or mandatory redemption (excluding, for the avoidance of doubt, the issuances of Series D Preferred Stock).

(c) Change in Redemption Mechanics.

Amend, alter, or repeal the definition of “Redemption Event” or the Corporation’s obligations under Section 6 of this Certificate of Designation in a manner adverse to the holders of Series E Preferred Stock.

9. No Other Rights.

The Series E Preferred Stock shall not have any rights, preferences, privileges, or voting powers other than those specifically set forth in this Certificate of Designation or required by applicable law.

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IN WITNESS WHEREOF, Monogram Technologies Inc. has caused this Certificate of Designation to be duly executed by its Chief Executive Officer, on this 11th day of July, 2025.

MONOGRAM TECHNOLOGIES INC.

By:	/s/ Benjamin Sexson

Name: Benjamin Sexson

Title: Chief Executive Officer